UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 May 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Daily Buyback Notice dated 29 May 2012
2.	Daily Buyback Notice dated 30 May 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 May 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TRISTAN GILBERTSON Group General Counsel & Company Secretary Market Information Services Section NZX Limited
Wellington

29 May 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 28 May 2012.

Details of the acquisition are as follows:

a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of securities acquired	1,500,000

c) Average consideration per security acquired	2.5379

d) Payment type	Cash Payment

e) Any amount paid up (if not in full)	Not applicable

f) Percentage of total securities acquired	0.0791%

g) Reason for acquisition	Return of surplus capital to shareholders

h) Specific authority for the acquisition	Directors’ Resolution

i) Any terms of the acquisition	Not applicable

j) Total number of securities after acquisition	1,894,366,662

k) Intentions for shares acquired	Cancellation

l) Date of acquisition	28 May 2012

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz

TRISTAN GILBERTSON Group General Counsel & Company Secretary Market Information Services Section NZX Limited

Wellington

30 May 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 29 May 2012.

Details of the acquisition are as follows:

a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of securities acquired	193,627

c) Average consideration per security acquired	2.5494

d) Payment type	Cash Payment

e) Any amount paid up (if not in full)	Not applicable

f) Percentage of total securities acquired	0.0102%

g) Reason for acquisition	Return of surplus capital to shareholders

h) Specific authority for the acquisition	Directors’ Resolution

i) Any terms of the acquisition	Not applicable

j) Total number of securities after acquisition	1,894,173,035

k) Intentions for shares acquired	Cancellation

l) Date of acquisition	29 May 2012

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz